**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 9, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Amylin Pharmaceuticals, Inc.**
**File No. 000-19700- CF#26792**

---

       **Amylin Pharmaceuticals, Inc.** submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2011.

       Based on representations by **Amylin Pharmaceuticals, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.4            through October 1, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Jennifer Riegel
            Special Counsel